                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

(Mark One)
[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ___________ to ___________

                         Commission file number 1-6805



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           BFI Employee Stock Ownership and Savings Plan (the "Plan")

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Browning-Ferris Industries, Inc.
           757 N. Eldridge
           Houston, Texas 77079

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                              FINANCIAL STATEMENTS



In accordance with Item 4 of the required information for Form 11-K, the following financial statements for the BFI Employee Stock Ownership and Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 INDEX TO THE FINANCIAL STATEMENTS AND SCHEDULES



Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1997 and 1996

Notes to Financial Statements as of December 31, 1997 and 1996

Schedule I--Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1997

Schedule II--Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1997

Schedule III--Item 27(e) - Schedule of Nonexempt Transactions for the Year Ended December 31, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Administration Committee of the
BFI Employee Stock Ownership and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedules referred to below are the responsibility of the Benefits Administration Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, reportable transactions for the year ended December 31, 1997, and nonexempt transactions for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP


Houston, Texas
June 12, 1998

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN



                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                        AS OF DECEMBER 31, 1997 AND 1996



                                                                 1997              1996
                                                            --------------    --------------
ASSETS:
   Investments, at fair value-
     Common stock of Browning-Ferris Industries, Inc.       $  142,647,942    $  100,451,500
     Equity investment funds                                   180,708,059       141,433,700
     Short-term investments                                      2,068,934         2,452,695
                                                            --------------    --------------
                                                               325,424,935       244,337,895
                                                            --------------    --------------
   Investments, at contract value-
     Guaranteed investment contracts                            51,757,521        52,011,824
     Other investment contracts                                  8,075,250         5,095,160
                                                            --------------    --------------
                                                                59,832,771        57,106,984
                                                            --------------    --------------
                                                               385,257,706       301,444,879
                                                            --------------    --------------
   Receivables-
     Employer contribution                                       1,372,601         1,361,386
     Employee contributions                                      3,964,994         3,935,981
     Dividends receivable                                          723,176           646,552
                                                            --------------    --------------
                                                                 6,060,771         5,943,919
                                                            --------------    --------------
                                                               391,318,477       307,388,798
                                                            --------------    --------------
LIABILITIES:
   Accrued expenses                                                112,748            92,576
   Contribution refunds payable                                     -                144,884
                                                            --------------    --------------
                                                                   112,748           237,460
                                                            --------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS                           $  391,205,729    $  307,151,338
                                                            ==============    ==============



   The accompanying notes are an integral part of these financial statements.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                                                1997              1996
                                                                           --------------    --------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income-
     Net appreciation in fair value of investments                         $   64,695,953    $    1,500,373
     Interest income                                                            3,882,247         3,592,632
     Dividends on common stock of Browning-Ferris Industries, Inc.              2,821,255         2,489,968
     Dividends and gain distributions on equity investment funds               12,631,505         6,501,077
                                                                           --------------    --------------
                                                                               84,030,960        14,084,050
                                                                           --------------    --------------
   Contributions-
     Employer                                                                  12,541,893        12,239,687
     Employee                                                                  36,341,897        36,238,952
                                                                           --------------    --------------
                                                                               48,883,790        48,478,639
                                                                           --------------    --------------
                                Total additions                               132,914,750        62,562,689
                                                                           --------------    --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                               48,541,094        25,590,156
   Administrative expenses                                                        319,265           288,609
                                                                           --------------    --------------

                                Total deductions                               48,860,359        25,878,765
                                                                           --------------    --------------

                                Net increase                                   84,054,391        36,683,924

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                          307,151,338       270,467,414
                                                                           --------------    --------------

   End of year                                                             $  391,205,729    $  307,151,338
                                                                           ==============    ==============



   The accompanying notes are an integral part of these financial statements.

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1997 AND 1996



1.  DESCRIPTION OF THE PLAN:

Organization and Administration

Browning-Ferris Industries, Inc. (the Company), established the BFI Employee Stock Ownership and Savings Plan (the Plan) effective January 1, 1980. The Plan is a defined contribution plan covering all United States and certain expatriate personnel of the Company with one or more years of service, except certain employees subject to collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Management of the Plan is provided by the Benefits Administration Committee (the Plan Administrator), which is currently composed of five members, all of whom are management employees of the Company. Members of the Plan Administrator do not receive any compensation from the Plan. Fees charged by the trustee and certain other expenses are reflected in the accompanying financial statements. Certain other costs associated with internal administration are paid by the Company and are not charged to the Plan. Fidelity Management Trust Company (Fidelity) is the sole trustee of the Plan's assets under a trust agreement dated April 12, 1993.

Investment Programs

The following details the investment options available to each Plan participant:

                        Fund 1 - Fixed Income Fund
                        Fund 2 - Fidelity Puritan Fund
                        Fund 3 - Fidelity Growth and Income Portfolio Fund 4 - Fidelity Growth Company Fund
                        Fund 5 - Templeton Foreign Fund
                        Fund 6 - BFI Common Stock
                        Fund 7 - Fidelity Balanced Fund

Effective February 3, 1997, Fund 7 was no longer available as an investment option under the Plan and Funds 2 and 5 were added. The assets of Fund 7 were liquidated to cash and automatically reinvested into Fund 2.

Participants may invest their contributions in increments of 5 percent in any or all of the above funds; however, no more than 50 percent of a participant's contributions can be invested in Fund 6. A participant may contribute up to 5 percent of his total earnings as a "Basic Contribution" and up to an additional 10 percent as a "Supplemental Contribution" subject to Internal Revenue Service
(IRS) limitations. The Company's matching contributions (defined as 50 percent of the Basic Contribution subject to IRS limitations) are invested in Fund 6.

Participants can change the allocation of their savings contributions in the above funds but not more than once monthly, or they can discontinue, increase or decrease their savings participation rate within the 1 percent to 15 percent contribution levels permitted by the Plan by giving at least 30 days' written notice prior to the end of a calendar quarter. During 1996, the Plan was amended to allow participants who have reached age 55 to transfer the total balance associated with the Company's matching contributions from BFI common stock to other funds.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and allocation of Plan earnings. Plan earnings are allocated by fund in proportion to the participant's balances in each fund. Administrative expenses are allocated to each participant.

Vesting

Participants are fully vested in all amounts reflected in their accounts.

Distribution of Benefits

Benefits are payable to participants or to a designated beneficiary only at the time of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with IRS guidelines for such withdrawals. During 1996, the Plan was amended to allow participants who have reached age 65 and continue to be employed by the Company to receive distributions from their accounts.

Distribution of a participant's account balance depends largely on the value of the account and the fund from which the distribution is paid. If the account balance is $3,500 or less, the distribution is lump-sum cash. If the account balance is greater than $3,500, the participant has the option to defer receipt in accordance with the Plan or take a lump-sum cash payment. In either case, with certain requirements, the participant may elect to roll all or a portion of such distribution to a qualified retirement plan. Funds 1 through 5 are distributed in cash only and are based on the account balances as of the date the distribution is processed. In addition, Fund 7 was distributed in cash based on the account balance as of the date of distribution. For Fund 6, the participant determines whether the form of distribution will be either the shares of the Company's common stock with uninvested amounts in cash or in a lump-sum cash distribution. The market value of the Company's common stock at the date the shares are sold for cash is used to determine the amount of the distribution.

During 1997, the Company sold certain entities resulting in the termination of approximately 2,100 employees, with distributions of approximately $25,000,000.

The Company may terminate the Plan at any time by appropriate resolution of its board of directors. If the Plan is so terminated, all amounts credited to the accounts of each participant shall be paid after payment of all appropriate expenses.

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

Investment Valuation

Investments in common stock, equity investment funds and short-term investments are recorded at fair value based on quoted market prices. Investments in guaranteed and other investment contracts are reported at contract value.

The financial statements are presented on the accrual basis whereby interest and dividend income are recognized as earned and expenses are recorded as incurred.

3.  GUARANTEED AND OTHER
    INVESTMENT CONTRACTS:

Investments in guaranteed and other investment contracts are fully benefit-responsive and, therefore, are reported at contract value which represents the principal balance of the investment contracts plus accrued interest at the stated contract rate (the crediting interest rate), less payments received and contract charges by the insurance company. A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by Plan participants under terms of the ongoing Plan. The estimated fair value of guaranteed and other investment contracts was $59,092,571 and $57,684,416 as of December 31, 1997 and 1996, respectively. The crediting interest rate for the guaranteed investment contracts is established at the time of the purchase of the contract and does not vary throughout the duration of the contract. The crediting interest rate of the other investment contracts is reset on a quarterly basis based upon the terms of the contract and the performance of the underlying assets; however, the minimum crediting interest rate is zero under these contracts. As of December 31, 1997 and 1996, the crediting interest rate for the Fixed Income Fund was 6.36 percent and 6.30 percent, respectively. The average yield of this fund was 6.58 percent for both years ended December 31, 1997 and 1996. There are limitations on returns of certain of the guaranteed and other investment contracts upon certain changes to the Plan's provisions or upon the termination or partial termination of the investment contracts by the Company or Fidelity.

4.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on November 13, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan is qualified and the related trust is tax-exempt. Neither the Company's contributions nor the income of the trust fund are taxable to the participants prior to distribution.

5.  NONEXEMPT TRANSACTIONS:

As reported on Schedule III, certain Plan contributions were not remitted to the Trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company.

6.  INVESTMENTS:

Investments that represent 5 percent or more of the Plan's net assets are separately identified in the following table:

                                                                                December 31
                                                      -----------------------------------------------------------------
                                                                   1997                             1996
                                                      -------------------------------   -------------------------------
                                                        Number of       Fair Value/      Number of       Fair Value/
                                                          Shares         Contract          Shares          Contract
                                                        Or Units          Value          Or Units          Value
                                                      -------------    --------------   ------------    ---------------
Common stock of Browning-Ferris
   Industries, Inc.                                      3,855,350     $  142,647,942     3,826,724     $  100,451,500
                                                                       --------------                   --------------

Equity investment funds-
   Fidelity Puritan Fund                                 2,042,282         39,579,429        -                  -
   Fidelity Growth and Income Portfolio                  2,114,289         80,554,412     1,949,856         59,919,075
   Fidelity Growth Company Fund                          1,347,579         58,377,135     1,224,645         49,549,151
   Fidelity Balanced Fund                                   -                  -          2,270,275         31,965,474
   Other                                                   220,812          2,197,083        -                  -
                                                                       --------------                   --------------
                                                                          180,708,059                      141,433,700
                                                                       --------------                   --------------

Short-term investments                                                      2,068,934                        2,452,695
                                                                       --------------                   --------------

Guaranteed investment contracts                                            51,757,521                       52,011,824
                                                                       --------------                   --------------

Other investment contracts                                                  8,075,250                        5,095,160
                                                                       --------------                   --------------

                       Total                                           $  385,257,706                   $  301,444,879
                                                                       ==============                   ==============

During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                                    1997             1996
                                                                ------------     -------------
Common stock of Browning-Ferris Industries, Inc.                $ 42,077,792     $ (11,190,841)
Equity investments funds                                          22,618,161        12,691,214
                                                                ------------     -------------

                      Net appreciation                          $ 64,695,953     $   1,500,373
                                                                ============     =============

7.  ALLOCATION TO INVESTMENT PROGRAMS:

The following schedules reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment programs for the respective periods:

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1997


                                                                                                            Fund 3
                                                                           Fund 1          Fund 2       --------------
                                                                        ------------    ------------       Fidelity
                                                                           Fixed          Fidelity        Growth and
                                                                           Income          Puritan          Income
                                                                            Fund            Fund           Portfolio
                                                                        ------------    ------------     ------------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris Industries, Inc.                   $     -         $     -          $     -
     Equity investment funds                                                  -           39,579,429       80,554,412
     Short-term investments                                                2,068,934          -                -
                                                                        ------------    ------------     ------------
                                                                           2,068,934      39,579,429       80,554,412
                                                                        ------------    ------------     ------------

   Investments, at contract value-
     Guaranteed investment contracts                                      51,757,521          -                -
     Other investment contracts                                            8,075,250          -                -
                                                                        ------------    ------------     ------------
                                                                          59,832,771          -                -
                                                                        ------------    ------------     ------------
                                                                          61,901,705      39,579,429       80,554,412
                                                                        ------------    ------------     ------------
   Receivables-
     Employer contribution                                                    -               -                -
     Employee contributions                                                  851,736         538,436          992,462
     Dividends receivable                                                     -               -                -
                                                                        ------------    ------------     ------------
                                                                             851,736         538,436          992,462
                                                                        ------------    ------------     ------------
                                                                          62,753,441      40,117,865       81,546,874
                                                                        ------------    ------------     ------------

Liabilities-
   Accrued expenses                                                           71,309          -                30,044
                                                                        ------------    ------------     ------------
                                                                              71,309          -                30,044
                                                                        ------------    ------------     ------------

Net assets available for benefits                                       $ 62,682,132    $ 40,117,865     $ 81,516,830
                                                                        ============    ============     ============

(Remaining funds and total on following page.)

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1997

                                   (Continued)


                                                         Fund 4
                                                       ------------        Fund 5          Fund 6
                                                         Fidelity       -----------    --------------
                                                          Growth         Templeton          BFI
                                                          Company         Foreign          Common
                                                           Fund            Fund           Stock(a)           Total
                                                       ------------     -----------    --------------    --------------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris
       Industries, Inc.                                $     -          $    -         $  142,647,942    $  142,647,942
     Equity investment funds                             58,377,135       2,197,083            -            180,708,059
     Short-term investments                                  -               -                 -              2,068,934
                                                       ------------     -----------    --------------    --------------
                                                         58,377,135       2,197,083       142,647,942       325,424,935
                                                       ------------     -----------    --------------    --------------

   Investments, at contract value-
     Guaranteed investment contracts                         -               -                 -             51,757,521
     Other investment contracts                              -               -                 -              8,075,250
                                                       ------------     -----------    --------------    --------------
                                                             -               -                 -             59,832,771
                                                       ------------     -----------    --------------    --------------
                                                         58,377,135       2,197,083       142,647,942       385,257,706
                                                       ------------     -----------    --------------    --------------

   Receivables-
     Employer contribution                                   -               -              1,372,601         1,372,601
     Employee contributions                                 893,595          73,928           614,837         3,964,994
     Dividends receivable                                    -               -                723,176           723,176
                                                       ------------     -----------    --------------    --------------
                                                            893,595          73,928         2,710,614         6,060,771
                                                       ------------     -----------    --------------    --------------
                                                         59,270,730       2,271,011       145,358,556       391,318,477
                                                       ------------     -----------    --------------    --------------

Liabilities-
   Accrued expenses                                           6,050          -                  5,345           112,748
                                                       ------------     -----------    --------------    --------------
                                                              6,050          -                  5,345           112,748
                                                       ------------     -----------    --------------    --------------

Net assets available for benefits                      $ 59,264,680     $ 2,271,011    $  145,353,211    $  391,205,729
                                                       ============     ===========    ==============    ==============


------------------

(a) The following table separately identifies participant-directed and nonparticipant-directed net assets available for benefits of the BFI Common Stock Fund, Fund 6.

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1997

                                   (Continued)


                                                                   Participant-      Nonparticipant-
                                                                     Directed           Directed             Total
                                                                   ------------       -------------      --------------
Assets-
   Common stock of Browning-Ferris Industries, Inc.                $ 45,925,010       $  96,722,932      $  142,647,942
   Contributions receivable                                             614,837           1,372,601           1,987,438
   Dividends receivable                                                 232,984             490,192             723,176
                                                                   ------------       -------------      --------------
                                                                     46,772,831          98,585,725         145,358,556
                                                                   ------------       -------------      --------------

Liabilities-
   Accrued expenses                                                       5,345              -                    5,345
                                                                   ------------       -------------      --------------
                                                                          5,345              -                    5,345
                                                                   ------------       -------------      --------------

Net assets available for benefits (Fund 6)                         $ 46,767,486       $  98,585,725      $  145,353,211
                                                                   ============       =============      ==============

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1996


                                                                                                            Fund 3
                                                                           Fund 1          Fund 2        -------------
                                                                       --------------  --------------      Fidelity
                                                                           Fixed          Fidelity        Growth and
                                                                           Income          Puritan          Income
                                                                            Fund            Fund           Portfolio
                                                                        ------------    ------------     ------------
Assets-
   Investments, at fair value-
     Common stock of Browning-Ferris Industries, Inc.                   $     -         $     -          $     -
     Equity investment funds                                                  -               -            59,919,075
     Short-term investments                                                2,452,695          -                -
                                                                        ------------    ------------     ------------
                                                                           2,452,695          -            59,919,075
                                                                        ------------    ------------     ------------

   Investments, at contract value-
     Guaranteed investment contracts                                      52,011,824          -                -
     Other investment contracts                                            5,095,160          -                -
                                                                        ------------    ------------     ------------
                                                                          57,106,984          -                -
                                                                        ------------    ------------     ------------
                                                                          59,559,679          -            59,919,075
                                                                        ------------    ------------     ------------
   Receivables-
     Employer contribution                                                    -               -                -
     Employee contributions                                                  927,722          -               928,916
     Dividends receivable                                                     -               -                -
                                                                        ------------    ------------     ------------
                                                                             927,722          -               928,916
                                                                        ------------    ------------     ------------
                                                                          60,487,401          -            60,847,991
                                                                        ------------    ------------     ------------

Liabilities-
   Accrued expenses                                                           59,351          -                12,765
   Contribution refunds payable                                               22,806          -                49,984
                                                                        ------------    ------------     ------------
                                                                              82,157          -                62,749
                                                                        ------------    ------------     ------------

Net assets available for benefits                                       $ 60,405,244    $     -          $ 60,785,242
                                                                        ============    ============     ============


(Remaining funds and total on following page.)

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1996

                                   (Continued)


                                       Fund 4
                                    ------------         Fund 5            Fund 6            Fund 7
                                      Fidelity       --------------    --------------    ------------
                                       Growth          Templeton            BFI            Fidelity
                                       Company          Foreign            Common          Balanced
                                        Fund             Fund             Stock(a)           Fund              Total
                                    ------------     --------------    --------------    ------------     --------------
Assets-
   Investments, at fair value-
     Common stock of
       Browning-Ferris
       Industries, Inc.             $     -          $       -         $  100,451,500    $     -          $  100,451,500
     Equity investment funds          49,549,151             -                 -           31,965,474        141,433,700
     Short-term investments               -                  -                 -               -               2,452,695
                                    ------------     --------------    --------------    ------------     --------------
                                      49,549,151             -            100,451,500      31,965,474        244,337,895
                                    ------------     --------------    --------------    ------------     --------------

   Investments, at contract
     value-
       Guaranteed investment
         contracts                        -                  -                 -               -              52,011,824
     Other investment
         contracts                        -                  -                 -               -               5,095,160
                                    ------------     --------------    --------------    ------------     --------------
                                          -                  -                 -               -              57,106,984
                                    ------------     --------------    --------------    ------------     --------------
                                      49,549,151             -            100,451,500      31,965,474        301,444,879
                                    ------------     --------------    --------------    ------------     --------------

   Receivables-
     Employer contribution                -                  -              1,361,386          -               1,361,386
     Employee contributions              913,790             -                625,003         540,550          3,935,981
     Dividends receivable                 -                  -                646,552          -                 646,552
                                    ------------     --------------    --------------    ------------     --------------
                                         913,790             -              2,632,941         540,550          5,943,919
                                    ------------     --------------    --------------    ------------     --------------
                                      50,462,941             -            103,084,441      32,506,024        307,388,798
                                    ------------     --------------    --------------    ------------     --------------

Liabilities-
   Accrued expenses                        4,363             -                  2,424          13,673             92,576
   Contribution refunds
       payable                            39,089             -                 15,880          17,125            144,884
                                    ------------     --------------    --------------    ------------     --------------
                                          43,452             -                 18,304          30,798            237,460
                                    ------------     --------------    --------------    ------------     --------------

Net assets available
   for benefits                     $ 50,419,489     $       -         $  103,066,137    $ 32,475,226     $  307,151,338
                                    ============     ==============    ==============    ============     ==============


------------------

(a) The following table separately identifies participant-directed and nonparticipant-directed net assets available for benefits of the BFI Common Stock Fund, Fund 6.

     Allocation of Net Assets Available for Benefits to Investment Programs

                             As of December 31, 1996

                                   (Continued)


                                                                                         Fund 6
                                                                               BFI Common Stock Fund
                                                                   ----------------------------------------------------
                                                                   Participant-      Nonparticipant-
                                                                     Directed           Directed             Total
                                                                   ------------       -------------      --------------
Assets-
   Common stock of Browning-Ferris Industries, Inc.                $ 34,195,464       $  66,256,036      $  100,451,500
   Contributions receivable                                             625,003           1,361,386           1,986,389
   Dividends receivable                                                 220,391             426,161             646,552
                                                                   ------------       -------------      --------------
                                                                     35,040,858          68,043,583         103,084,441
                                                                   ------------       -------------      --------------

Liabilities-
   Accrued expenses                                                       2,424              -                    2,424
   Contribution refunds payable                                          15,880              -                   15,880
                                                                   ------------       -------------      --------------
                                                                         18,304              -                   18,304
                                                                   ------------       -------------      --------------

Net assets available for benefits                                  $ 35,022,554       $  68,043,583      $  103,066,137
                                                                   ============       =============      ==============

          Allocation of Changes in Net Assets Available for Benefits
                            to Investment Programs

                      For the Year Ended December 31, 1997


                                                                                                            Fund 3
                                                                           Fund 1          Fund 2        ------------
                                                                        ------------    ------------       Fidelity
                                                                           Fixed          Fidelity        Growth and
                                                                           Income          Puritan          Income
                                                                            Fund            Fund           Portfolio
                                                                        ------------    ------------     ------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation (depreciation) in fair value of
       investments                                                      $     -         $  2,884,985     $ 15,080,332
     Interest income                                                       3,882,247          -                -
     Dividends on common stock of Browning-Ferris Industries, Inc.            -               -                -
     Dividends and gain distributions on equity investment funds              -            3,165,482        3,668,149
                                                                        ------------    ------------     ------------
                                                                           3,882,247       6,050,467       18,748,481
                                                                        ------------    ------------     ------------

   Contributions-
     Employer                                                                 -               -                -
     Employee                                                              8,747,246       4,878,203        8,580,035
                                                                        ------------    ------------     ------------
                                                                           8,747,246       4,878,203        8,580,035
                                                                        ------------    ------------     ------------

                         Total additions                                  12,629,493      10,928,670       27,328,516
                                                                        ------------    ------------     ------------

Deductions from net assets attributed to-
   Distributions to participants                                          10,031,956       4,838,292        9,906,903
   Administrative expenses                                                   202,445             338           84,262
                                                                        ------------    ------------     ------------

                         Total deductions                                 10,234,401       4,838,630        9,991,165
                                                                        ------------    ------------     ------------

Transfers between funds                                                     (118,204)     34,027,825        3,394,237
                                                                        ------------    ------------     ------------

                         Net increase (decrease)                           2,276,888      40,117,865       20,731,588

Net assets available for benefits-
   Beginning of year                                                      60,405,244          -            60,785,242
                                                                        ------------    ------------     ------------

   End of year                                                          $ 62,682,132    $ 40,117,865     $ 81,516,830
                                                                        ============    ============     ============


(Remaining funds and total on following page.)

        Allocation of Changes in Net Assets Available for Benefits to
                             Investment Programs

                      For the Year Ended December 31, 1997

                                   (Continued)


                                         Fund 4
                                      ------------       Fund 5          Fund 6           Fund 7
                                        Fidelity      -----------     --------------   -------------
                                         Growth        Templeton           BFI            Fidelity
                                        Company         Foreign          Common           Balanced
                                          Fund           Fund            Stock(a)          Fund              Total
                                      ------------    -----------     --------------   -------------     --------------
Additions to net assets
   attributed to-
     Investment income-
       Net appreciation
         (depreciation) in fair
         value of investments         $  3,897,030    $  (257,952)    $   42,077,792   $   1,013,766     $   64,695,953
       Interest income                      -              -                  -               -               3,882,247
       Dividends on common stock
         of Browning-Ferris
         Industries, Inc.                   -              -               2,821,255          -               2,821,255
       Dividends and gain
         distributions on equity
         investments                     5,566,545        231,329             -               -              12,631,505
                                      ------------    -----------     --------------   -------------     --------------
                                         9,463,575        (26,623)        44,899,047       1,013,766         84,030,960
                                      ------------    -----------     --------------   -------------     --------------

     Contributions-
       Employer                             -              -              12,541,893          -              12,541,893
       Employee                          7,973,787        404,486          5,673,245          84,895         36,341,897
                                      ------------    -----------     --------------   -------------     --------------
                                         7,973,787        404,486         18,215,138          84,895         48,883,790
                                      ------------    -----------     --------------   -------------     --------------

       Total additions                  17,437,362        377,863         63,114,185       1,098,661        132,914,750
                                      ------------    -----------     --------------   -------------     --------------

Deductions from net assets
   attributed to-
     Distributions to participants       6,974,418        170,500         16,433,249         185,776         48,541,094
     Administrative expenses                16,682             79             15,459          -                 319,265
                                      ------------    -----------     --------------   -------------     --------------

       Total deductions                  6,991,100        170,579         16,448,708         185,776         48,860,359
                                      ------------    -----------     --------------   -------------     --------------

Transfers between funds                 (1,601,071)     2,063,727         (4,378,403)    (33,388,111)            -
                                      ------------    -----------     --------------   -------------     --------------

       Net increase (decrease)           8,845,191      2,271,011         42,287,074     (32,475,226)        84,054,391

Net assets available for
   benefits-
     Beginning of year                  50,419,489         -             103,066,137      32,475,226        307,151,338
                                      ------------    -----------     --------------   -------------     --------------

     End of year                      $ 59,264,680    $ 2,271,011     $  145,353,211   $      -          $  391,205,729
                                      ============    ===========     ==============   =============     ==============


------------------

(a) The following table separately identifies participant-directed and nonparticipant-directed changes in net assets available for benefits of the BFI Common Stock Fund, Fund 6.

        Allocation of Changes in Net Assets Available for Benefits to
                             Investment Programs

                      For the Year Ended December 31, 1997

                                   (Continued)


                                                                                         Fund 6
                                                                                  BFI Common Stock Fund
                                                                   ----------------------------------------------------
                                                                   Participant-      Nonparticipant-
                                                                     Directed           Directed             Total
                                                                   ------------     ----------------     --------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation in fair value of investments                 $ 14,080,535       $  27,997,257      $   42,077,792
     Dividends on common stock of Browning-Ferris
       Industries, Inc.                                                 930,845           1,890,410           2,821,255
                                                                   ------------       -------------      --------------
                                                                     15,011,380          29,887,667          44,899,047
                                                                   ------------       -------------      --------------

   Contributions                                                      5,673,245          12,541,893          18,215,138
                                                                   ------------       -------------      --------------

                     Total additions                                 20,684,625          42,429,560          63,114,185
                                                                   ------------       -------------      --------------

Deductions from net assets attributed to-
   Distributions to participants                                      5,465,341          10,967,908          16,433,249
   Administrative expenses                                                9,033               6,426              15,459
                                                                   ------------       -------------      --------------

                     Total deductions                                 5,474,374          10,974,334          16,448,708
                                                                   ------------       -------------      --------------

Transfers between funds                                              (3,465,319)           (913,084)         (4,378,403)
                                                                   ------------       -------------      --------------

                     Net increase                                    11,744,932          30,542,142          42,287,074

Net assets available for benefits-
   Beginning of year                                                 35,022,554          68,043,583         103,066,137
                                                                   ------------       -------------      --------------

   End of year                                                     $ 46,767,486       $  98,585,725      $  145,353,211
                                                                   ============       =============      ==============

        Allocation of Changes in Net Assets Available for Benefits to
                             Investment Programs

                      For the Year Ended December 31, 1996


                                                                                                            Fund 3
                                                                           Fund 1          Fund 2        ------------
                                                                        ------------    ------------       Fidelity
                                                                           Fixed          Fidelity        Growth and
                                                                           Income          Puritan          Income
                                                                            Fund            Fund           Portfolio
                                                                        ------------    ------------     ------------
Additions to net assets attributed to-
   Investment income-
     Net appreciation (depreciation) in fair value of
       investments                                                      $     -         $     -          $  6,774,993
     Interest income                                                       3,592,632          -                -
     Dividends on common stock of Browning-Ferris Industries, Inc.
                                                                              -               -                -
     Dividends and gain distributions on equity investment
       funds                                                                  -               -             2,916,806
                                                                        ------------    ------------     ------------
                                                                           3,592,632          -             9,691,799
                                                                        ------------    ------------     ------------

   Contributions-
     Employer                                                                 -               -                -
     Employee                                                              9,294,417          -             8,058,088
                                                                        ------------    ------------     ------------
                                                                           9,294,417          -             8,058,088
                                                                        ------------    ------------     ------------

                         Total additions                                  12,887,049          -            17,749,887
                                                                        ------------    ------------     ------------

Deductions from net assets attributed to-
   Distributions to participants                                           5,939,524          -             4,583,738
   Administrative expenses                                                   176,966          -                40,544
                                                                        ------------    ------------     ------------

                         Total deductions                                  6,116,490          -             4,624,282
                                                                        ------------    ------------     ------------

Transfers between funds                                                     (753,596)         -             2,193,053
                                                                        ------------    ------------     ------------

                         Net increase (decrease)                           6,016,963          -            15,318,658

Net assets available for benefits-
   Beginning of year                                                      54,388,281          -            45,466,584
                                                                        ------------    ------------     ------------

   End of year                                                          $ 60,405,244    $     -          $ 60,785,242
                                                                        ============    ============     ============

(Remaining funds and total on following page.)

        Allocation of Changes in Net Assets Available for Benefits to
                             Investment Programs

                      For the Year Ended December 31, 1996

                                   (Continued)


                                          Fund 4
                                       ------------       Fund 5          Fund 6           Fund 7
                                         Fidelity      -------------   ---------------  ----------
                                          Growth        Templeton           BFI           Fidelity
                                         Company         Foreign          Common          Balanced
                                           Fund           Fund            Stock(a)          Fund             Total
                                       ------------    -----------     --------------   -------------    --------------
Additions to net assets attributed
   to-
     Investment income-
       Net appreciation
         (depreciation) in fair
         value of investments          $  4,609,198    $    -          $  (11,190,841) $    1,307,023    $    1,500,373
       Interest income                       -              -                  -               -              3,592,632
       Dividends on common
         stock of
         Browning-Ferris
         Industries, Inc.
                                             -              -               2,489,968          -              2,489,968
       Dividends and gain
         distributions on equity
         investment funds                 2,159,106         -                  -            1,425,165         6,501,077
                                       ------------    -----------     --------------   -------------    --------------
                                          6,768,304         -              (8,700,873)      2,732,188        14,084,050
                                       ------------    -----------     --------------   -------------    --------------

     Contributions-
       Employer                              -              -              12,239,687          -             12,239,687
       Employee                           7,859,779         -               5,866,885       5,159,783        36,238,952
                                       ------------    -----------     --------------   -------------    --------------
                                          7,859,779         -              18,106,572       5,159,783        48,478,639
                                       ------------    -----------     --------------   -------------    --------------

     Total additions                     14,628,083         -               9,405,699       7,891,971        62,562,689
                                       ------------    -----------     --------------   -------------    --------------

Deductions from net assets
   attributed to-
     Distributions to participants
                                          3,806,517         -               8,083,896       3,176,481        25,590,156
     Administrative expenses                 15,659         -                  11,346          44,094           288,609
                                       ------------    -----------     --------------   -------------    --------------

     Total deductions                     3,822,176         -               8,095,242       3,220,575        25,878,765
                                       ------------    -----------     --------------   -------------    --------------

Transfers between funds                   1,290,701         -                (792,420)     (1,937,738)           -
                                       ------------    -----------     --------------   -------------    --------------

     Net increase (decrease)             12,096,608         -                 518,037       2,733,658        36,683,924

Net assets available for
   benefits-
     Beginning of year                   38,322,881         -             102,548,100      29,741,568       270,467,414
                                       ------------    -----------     --------------   -------------    --------------

     End of year                       $ 50,419,489    $    -          $  103,066,137  $   32,475,226    $  307,151,338
                                       ============    ===========     ==============  ==============    ==============


---------------
(a) The following table separately identifies participant-directed and nonparticipant-directed changes in net assets available for benefits of the BFI Common Stock Fund, Fund 6.

        Allocation of Changes in Net Assets Available for Benefits to
                             Investment Programs

                      For the Year Ended December 31, 1996

                                   (Continued)



                                                                                            Fund 6
                                                                                      BFI Common Stock
                                                                     ----------------------------------------------------
                                                                     Participant-      Nonparticipant-
                                                                       Directed           Directed             Total
                                                                     ------------       ------------       --------------
Additions to net assets attributed to-
   Investment income-
     Net depreciation in fair value of investments                   $ (3,748,520)      $ (7,442,321)      $  (11,190,841)
     Dividends on common stock of Browning-Ferris
       Industries, Inc.                                                   851,196          1,638,772            2,489,968
                                                                     ------------       ------------       --------------
                                                                       (2,897,324)        (5,803,549)          (8,700,873)
                                                                     ------------       ------------       --------------

   Contributions                                                        5,866,885         12,239,687           18,106,572
                                                                     ------------       ------------       --------------

                     Total additions                                    2,969,561          6,436,138            9,405,699
                                                                     ------------       ------------       --------------

Deductions from net assets attributed to-
   Distributions to participants                                        3,076,413          5,007,483            8,083,896
   Administrative expenses                                                  4,635              6,711               11,346
                                                                     ------------       ------------       --------------

                     Total deductions                                   3,081,048          5,014,194            8,095,242
                                                                     ------------       ------------       --------------

Transfers between funds                                                  (452,018)          (340,402)            (792,420)
                                                                     ------------       ------------       --------------

                     Net increase (decrease)                             (563,505)         1,081,542              518,037

Net assets available for benefits-
   Beginning of year                                                   35,586,059         66,962,041          102,548,100
                                                                     ------------       ------------       --------------

   End of year                                                       $ 35,022,554       $ 68,043,583       $  103,066,137
                                                                     ============       ============       ==============

                                                                      SCHEDULE I

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997


                                                                            Number of         Cost/          Current/
                                                                            Shares or       Contract         Contract
                     Identity of Issue/Description                            Units           Value            Value
                     ------------------------------                       ------------   ---------------  ---------------
COMMON STOCK OF BROWNING-FERRIS
  INDUSTRIES, INC.*                                                         3,855,350    $   102,068,188  $   142,647,942
                                                                                         ---------------  ---------------

EQUITY INVESTMENT FUNDS:
   Fidelity Puritan Fund*                                                   2,042,282         37,023,716       39,579,429
   Fidelity Growth and Income Portfolio*                                    2,114,289         54,740,405       80,554,412
   Fidelity Growth Company Fund*                                            1,347,579         46,902,188       58,377,135
   Templeton Foreign Fund                                                     220,812          2,453,470        2,197,083
                                                                                         ---------------  ---------------

         Total equity investment funds                                                       141,119,779      180,708,059
                                                                                         ---------------  ---------------

SHORT-TERM INVESTMENTS:
   Fidelity Short Term Investment Fund*                                                        2,068,934        2,068,934
                                                                                         ---------------  ---------------

GUARANTEED INVESTMENT CONTRACTS(a):
   Allstate Life Insurance GIC, April 30, 2001, 6.94%                                          3,129,562        3,129,562
   Combined Insurance GIC, July 30, 1998, 7.76%                                                4,117,102        4,117,102
   Continental Assurance Company GIC, January 31, 1998, 7.59%                                  3,780,704        3,780,704
   John Hancock Mutual GIC, March 31, 1999, 7.68%                                              4,663,719        4,663,719
   Life of Virginia GIC, March 31, 2002, 6.62%                                                 2,552,348        2,552,348
   New York Life GIC, July 30, 1999, 7.13%                                                     6,007,664        6,007,664
   Ohio National Life Insurance GIC, January 31, 2000, 6.52%                                   2,933,161        2,933,161
   Peoples Security Life GIC, April 30, 1998, 4.60%                                            2,411,648        2,411,648
   Principal Mutual GIC, January 31, 2000, 7.15%                                               4,344,524        4,344,524
   Protective Life GIC, January 31, 1998, 7.58%                                                2,844,554        2,844,554
   Provident Life GIC, July 31, 1998, 4.59%                                                    2,177,035        2,177,035
   Safeco Life Insurance GIC, October 30, 1998, 6.18%                                          3,071,662        3,071,662
   Security Life of Denver GIC, June 30, 1998, 6.22%                                           3,075,323        3,075,323
   Sun Life of Canada GIC, January 31, 1998, 5.72%                                             3,819,974        3,819,974
   Transamerican Life & Annuity GIC, January 31, 2000, 6.08%                                   2,828,541        2,828,541
                                                                                         ---------------  ---------------

         Total guaranteed investment contracts                                                51,757,521       51,757,521
                                                                                         ---------------  ---------------

OTHER INVESTMENT CONTRACTS(a):
   Peoples Security Life Asset Backed Security, July 7, 1998                                   2,631,354        2,631,354
   Peoples Security Life Mortgage Backed Security,
     November 15, 2000                                                                         2,447,912        2,447,912
   AIG Financial Products Asset Backed Security,
     June 15, 2000                                                                             2,995,984        2,995,984

                                                                                         ---------------  ---------------
         Total other investment contracts                                                      8,075,250        8,075,250
                                                                                         ---------------  ---------------

         Total assets held for investment purposes                                       $   305,089,672  $   385,257,706
                                                                                         ===============  ===============


* Party in interest

-------------------

(a) These amounts are recorded at contract value in the accompanying statements.

                                                                     SCHEDULE II

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



The following table presents series of transactions which were greater than 5 percent of the Plan's assets as of January 1, 1997:

                                                                 Purchase       Selling         Cost of
                        Description                              Price*(a)      Price*(a)      Asset Sold       Net Gain
                       -------------                            -----------    -----------    ------------    -----------
COMMON STOCK OF BROWNING-FERRIS
 INDUSTRIES, INC.                                               $21,948,478    $21,829,828     $17,044,965     $4,784,863

FIDELITY PURITAN FUND                                            42,508,398      5,813,954       5,484,682        329,272

FIDELITY GROWTH AND INCOME PORTFOLIO                             17,662,582     12,107,577       8,636,550      3,471,027

FIDELITY GROWTH COMPANY FUND                                     15,712,763     10,781,809       7,965,827      2,815,982

FIDELITY BALANCED FUND                                              737,286     33,716,526      29,958,072      3,758,454

FIDELITY SHORT TERM INVESTMENT FUND                              26,124,823     26,508,584      26,508,584         -



*    Expenses incurred are netted against purchase/selling price, as applicable.

-----------------

(a)  Amounts represent current value at the date of transaction.

                                                                    SCHEDULE III


                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 ITEM 27(e) - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                          Relationship to Plan,       Description of Transactions Including                   Interest
      Identity of           Employer or Other            Maturity Date, Rate of Interest,          Amount     Incurred
    Party Involved          Party in Interest               Collateral and Maturity                Loaned     on Loan
    --------------       -----------------------   -------------------------------------------   ----------   --------
 Browning Ferris                  Employer          Lending of monies from the Plan to the
   Industries, Inc.                                   Employer (contributions not timely
                                                      remitted to the Plan) as follows:

                                                         Deemed loan dated December 4, 1996,
                                                           maturity of April 1, 1997, with
                                                           interest at various rates              $ 391,488   $  4,779(a)

                                                         Deemed loan dated July 21, 1997,
                                                           maturity of July 25, 1997, with
                                                           interest at 24% per annum                549,788      1,446(b)

                                                         Deemed loan dated July 21, 1997,
                                                           maturity of July 25, 1997, with
                                                           interest at 24% per annum                728,242      1,915(b)

                                                         Deemed loan dated September 19, 1997,
                                                           maturity of September 29, 1997,
                                                           with interest at 24% per annum
                                                                                                    486,376      3,198(b)
                                                         Deemed loan dated October 21,
                                                           1997, maturity of October 24,
                                                           1997, with interest at 24% per
                                                           annum
                                                                                                    469,157        925(b)
                                                                                                              --------
                                                                                                              $ 12,263
                                                                                                              ========


---------------------

(a) Interest amounts of $1,240 and $3,539 were remitted to the Plan by the Employer on May 16, 1997, and May 22, 1997, respectively.

(b) Interest amounts of $7,484 were remitted to the Plan by the Employer on June 23, 1998.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            BFI EMPLOYEE STOCK OWNERSHIP
                                                 AND SAVINGS PLAN
June 29, 1998

                                            /s/ Gerald K. Burger
                                            ------------------------
                                                Gerald K. Burger

                                            /s/ Jeffrey E. Curtiss
                                            ------------------------
                                                Jeffrey E. Curtiss

                                            /s/ Ronald E. Long
                                            ------------------------
                                                Ronald E. Long

                                            /s/ J. Gregory Muldoon
                                            ------------------------
                                                J. Gregory Muldoon

                                            /s/ Bruce E. Ranck
                                            ------------------------
                                                Bruce E. Ranck


              The Members of the Benefits Administration Committee

                                 EXHIBIT INDEX

EXHIBIT
INDEX          DESCRIPTION
--------       -----------
23.1           Consent of Arthur Andersen LLP